50 3-11-02



02007434

19 35

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: September 30, 1998 Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47915

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2001** (MM/DD/YY) AND ENDING **12/31/2001** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Calvert Distributors, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

RECD S.E.C. MAR 1 2002 080

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4550 Montgomery Avenue
(No. and Street)

Bethesda	**Maryland**	**20814**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ronald Wolfsheimer **(301) 951-4800**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

1750 Tysons Boulevard	**McLean**	**Virginia**	**22102**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OK 3-21-02

AFFIRMATION

I, Ronald M. Wolfsheimer, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Calvert Distributors, Inc. (the "Company") for the year ended December 31, 2001, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Ronald M. Wolfsheimer 2/28/02

Signature Date

Chief Financial Officer

Title

Notary Public

NOTARY PUBLIC STATE OF MARYLAND
My Commission Expires June 1, 2003

Deloitte & Touche

CALVERT DISTRIBUTORS, INC.
(SEC I.D. No. 8-47915)

Statement of Financial Condition as of December 31, 2001, Independent Auditors' Report, and Supplemental Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT

CALVERT DISTRIBUTORS, INC.

TABLE OF CONTENTS

This report contains (check all applicable boxes):


RECD S.E.C.
MAR 1 2002
080

(x)		Independent Auditors' Report
(x)	(a)	Facing Page
(x)	(b)	Statement of Financial Condition
( )	(c)	Statement of Operations
( )	(d)	Statement of Cash Flows
( )	(e)	Statement of Stockholders' Equity
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors **(Not Applicable)**
(x)		Notes to Financial Statements
( )	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
( )	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 **(Not Applicable)**
( )	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (**Not Applicable**)
( )	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Rule 15c3-3 **(Not Required)**
( )	(k)	A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation **(Not Applicable)**
( )	(l)	An Oath or Affirmation
( )	(m)	Copy of the SIPC Supplemental Report (**Not Required**)
(x)	(n)	A Report Describing Any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit (Supplemental Report on Internal Control)

Deloitte & Touche LLP
1750 Tysons Boulevard
McLean, Virginia 22102-4219

Tel: (703) 251-1000
Fax: (703) 251-3400
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Calvert Group Distributors, Inc.

We have audited the accompanying statement of financial condition of Calvert Distributors, Inc. (a wholly owned subsidiary of Calvert Group, Ltd.) (the "Company") as of December 31, 2001, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Calvert Distributors, Inc. at December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 1, 2002

CALVERT DISTRIBUTORS, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash equivalents	$ 4,507,145
Brokerage fees receivable	91,203
Investments	161,410
Due from affiliates	3,515,420
Due from Calvert mutual funds	652,501
Income taxes receivable	17,332
Deferred tax assets	14,281
Prepaid expenses and other assets	980,421
PROPERTY AND EQUIPMENT:	
Equipment	426,593
Furniture and fixtures	106,317
	532,910
Less: Accumulated depreciation and amortization	(443,078)
Net property and equipment	89,832
TOTAL ASSETS	$10,029,545

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 317,937
Accrued payroll and related liabilities	744,033
Total liabilities	1,061,970
STOCKHOLDER'S EQUITY:	
Common stock, par value $.01 per share - authorized, 10,000 shares; issued and outstanding, 1,000 shares	10
Additional paid-in capital	4,169,478
Retained earnings	4,798,087
Total stockholder's equity	8,967,575
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$10,029,545

See notes to financial statement.

CALVERT DISTRIBUTORS, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

1. DESCRIPTION OF BUSINESS

Calvert Distributors, Inc. (the "Company") is a wholly owned subsidiary of Calvert Group, Ltd. (the "Parent"). The Company is a registered broker-dealer of securities under the Securities Exchange Act of 1934. The Company provides distribution services to a related group of mutual funds and serves as a broker for deposits with banks and savings institutions. The Parent is owned by Acacia Financial Corporation ("Financial"), a wholly owned subsidiary of Acacia Life Insurance Company ("Acacia Life").

Effective January 1, 1999, Acacia Mutual Holding Corporation, the holding company of Acacia Life, and Ameritas Mutual Insurance Holding Company merged to form Ameritas Acacia Mutual Holding company ("AAMHC"), the ultimate parent of the Company.

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates in the Preparation of Financial Statement - The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results may differ from those estimates.

Cash Equivalents - The Company's cash equivalents consist principally of highly liquid investments in shares of affiliated Calvert money market mutual funds.

Investments - Investment securities are reported at fair value. Unrealized gains and losses for investment securities are included in income from operations.

Property and Equipment - Property and equipment are recorded at cost and are depreciated on a straight-line basis over an estimated useful life of five years.

3. RELATED PARTY TRANSACTIONS

The Company, the Parent, and affiliates consisting of Calvert Administrative Services Company, Calvert Asset Management Company, Inc., and Calvert Shareholder Services, Inc., each a wholly owned subsidiary of the Parent, provide various administrative services to each other. These services include, but are not limited to, legal and accounting, customer servicing, transaction processing, and other administrative services.

The Parent allocates revenues and expenses to and from its affiliates. These revenues and expenses relate to product distribution, marketing, facilities, and general and administrative activities. Accordingly, the Company's financial condition and results of operations do not necessarily reflect what might have occurred had the Company been operated outside its affiliated group.

As of December 31, 2001, the Company held investments of approximately $161,000 in various mutual funds and held cash equivalents of approximately $4,507,000 in various money market funds for which the Company is the investment advisor.

Due from Calvert mutual funds consists of receivables from product distribution fees.

Pursuant to an agreement with Acacia Federal Savings Bank, an affiliated entity, the Company earned brokerage fees from the brokerage depository account. As of December 31, 2001, receivables from Acacia Federal Savings Bank for these brokerage fees were approximately $65,000.

4. EMPLOYEE BENEFIT PLANS

Substantially all employees of the Company participate in a contributory defined contribution plan sponsored by Ameritas Holding Company. Contributions to this plan are based on percentages of employees' salaries.

The Parent has a long-term incentive compensation plan covering certain active employees. Payments under this plan are based on the attainment of certain performance goals set by the Parent in the current as well as future years.

Certain of the Company's employees participate in a noncontributory defined benefits plan sponsored by Ameritas Holding Company for national headquarters, financial center and subsidiary company employees. Effective July 1, 1992, this plan was curtailed and no additional benefits are earned under the Plan.

5. INCOME TAXES

The Calvert Group, Ltd. and its Subsidiaries as "Members" of an "Affiliated Group" are included in the consolidated federal income tax return of Financial. The Members' federal tax provisions are determined on a separate return basis and they file separate state income tax returns. The Members' current tax sharing agreement with Financial is such that one Member may currently utilize the net operating losses of another Member within the Affiliated Group by reimbursing Financial, which will compensate any Member for the use of its losses or tax credits. At December 31, 2001, the Company has no state or federal net operating loss carryforwards available.

Deferred taxes as of December 31, 2001 represent the net tax effect of temporary differences between assets and liabilities for financial reporting and tax purposes which generally relate to compensation accruals.

6. CONTINGENCIES

The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse affect on the Company's position.

7. PURCHASE AND SALES AGREEMENT

On April 1, 1998, the Company entered into a purchase and sales agreement that gives the purchaser an exclusive right and obligation to purchase future receivable service, distribution payments, and any contingent deferred sales charge on current sales of mutual fund class B shares. Such contract has been and may continue to be extended with the agreement of both the Company and the purchaser.

8. NET CAPITAL REQUIREMENTS

The Company reports its net capital requirement pursuant to the Securities and Exchange Commission's uniform net capital rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of the greater of $250,000 or 6-2/3 percent of aggregate indebtedness and requires that the ratio of

aggregate indebtedness to net capital, both as defined by the rule, may not exceed 15 to 1. The rule also requires that equity capital may not be withdrawn or cash dividends paid if the ratio of aggregate indebtedness to net capital exceeds 10 to 1. At December 31, 2001, the Company had net capital of $3,495,143 which was $3,245,143 in excess of the required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was .30 to 1.

* * * * * *

SUPPLEMENTAL REPORT ON INTERNAL CONTROL

Deloitte & Touche LLP
1750 Tysons Boulevard
McLean, Virginia 22102-4219

Tel: (703) 251-1000
Fax: (703) 251-3400
www.us.deloitte.com

Deloitte & Touche

February 1, 2002

To the Board of Directors of
Calvert Distributors, Inc.:

In planning and performing our audit of the financial statements of Calvert Distributors, Inc., for the year ended December 31, 2001 (on which we issued our report dated February 1, 2002), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statement and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 or Regulation T of the Board of Governors of the Federal Reserve system, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.